02058283

0-29432

9-2-02

RECD S.E.C.

SEP 2 3 2002

1086

As filed with the Securities and Exchange Commission on September 23, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

PROCESSED

SEP 2 5 2002

THOMSON FINANCIAL

For the month of September 2002
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
............................N/A...

MTG
MODERN TIMES GROUP

FOR IMMEDIATE RELEASE 23 September 2002

VIASAT LAUNCHES DISNEY CHANNEL IN NORDIC REGION

Modern Times Group, MTG AB, the international media group, today announced that it has signed an exclusive DTH agreement for the inclusion of a new Nordic Disney Channel in Viasat's premium pay TV package. More than 450,000 premium pay TV subscribers in Sweden, Norway, and Denmark and Finland will receive the world's leading family entertainment channel on the Viasat digital satellite TV platform from 2003.

The new Disney Channel will offer a wide range of unique quality programming specifically designed for the local audience. This will include classic Disney family movies such as Tarzan, Snow White, Mulan and Beauty and the Beast, as well as both live-action and animated series, feature animations and original programming entirely dedicated to kids and their families.

Subscribers to Viasat's premium 'Gold' package already receive twenty-nine digital TV channels, comprising thirteen Viasat channels and sixteen international third party TV channels. The Viasat channels include TV3, the leading commercial channel in the region, and TV1000, the region's leading movie channel.

Hans-Holger Albrecht, President and CEO of MTG, commented: "We have enjoyed a long and successful relationship with Disney across the Group's businesses. The addition of the world famous Disney channel gives Viasat viewers unique access to some of the world's most popular entertainment programming."

In a simultaneous announcement, MTG and Walt Disney Television International have agreed to the extension of the existing exclusive agreement between Buena Vista International Television, the distribution arm of Walt Disney Television International, and Viasat channel TV1000 for the broadcast of Buena Vista International Television programming content in Sweden, Norway, Denmark and Finland. Viasat's popular TV3, ZTV and 3+ channels in Scandinavia and the Baltic countries also already licence content from Buena Vista International Television.

For further information, please visit www.mtg.se, email info@mtg.se, or contact:
Hans-Holger Albrecht, President & CEO tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor Relations tel: +44(0) 207 321 5010

Modern Times Group MTG AB has six business areas: Viasat Broadcasting (free-to-air and pay TV channels in nine countries, and the new media businesses – teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce, and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the Nasdaq National Market in New York (symbol: MTGNY).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: September 23, 2002